SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

OAO TECHNOLOGY SOLUTIONS, INC.

(Name of Subject Company)

OAO TECHNOLOGY SOLUTIONS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

67082B 10 5

(CUSIP Number of Class of Securities)

David L. Rattner, Esq.

OAO Technology Solutions, Inc.

7500 Greenway Center Drive

16th Floor

Greenbelt, Maryland 20770

Telephone: (301) 486-0400

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

William M. Rustum, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Telephone: (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer by OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), to purchase at a price of $3.15 net per share in cash, without interest, any and all outstanding shares of the Company’s common stock on the terms and subject to the conditions specified in the Offer to Purchase (the “Offer to Purchase”), dated November 13, 2003, and in the related Letters of Transmittal (which, together with any supplements or amendments, constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 13, 2003 by OAOT, Terrapin Partners Holding Company LLC (“TP HoldCo”), Terrapin Partners Subsidiary LLC (“TP Sub”) and TP Merger Sub, Inc. (“MergerCo”).

The underlying Rule 14d-9 transaction relates to an Agreement and Plan of Merger, dated November 5, 2003, by and among OAOT, TP HoldCo, TP Sub and MergerCo, which contemplates a merger of MergerCo into OAOT following the consummation of the Offer, on the terms and conditions described in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in response to all of the Items of this Statement, except as otherwise set forth below.

Item 1.    Subject Company Information

(a)     The name of the subject company is OAO Technology Solutions, Inc., a Delaware corporation (“OAOT” or the “Company”), and the address and telephone number of its principal executive offices is 7500 Greenway Center Drive, Greenbelt, Maryland 20770 and (301) 486-0400.

(b)    The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share, of which there were 17,533,459 shares outstanding as of November 7, 2003.

Item 2.    Identity and Background of Filing Person

(a)    The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is hereby incorporated herein by reference.

TP HoldCo is a Delaware limited liability company. Its principal executive office and telephone number are 450 Park Avenue, 6th Floor, New York, New York 10022 and (212) 634-0100.

TP Sub is a Delaware limited liability company. Its principal executive office and telephone number are the same as TP HoldCo.

MergerCo is a Delaware corporation. Its principal executive office and telephone number are the same as TP HoldCo.

(b)    This Schedule 14D-9 relates to the offer by the Company to purchase at a price of $3.15 net per share in cash, without interest, any and all outstanding shares of the Company’s common stock on the terms and subject to the conditions specified in the Offer.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

See “Special Factors—Interests of Certain Persons in the Offer” in the Offer to Purchase incorporated herein by reference.

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Item 4.    The Solicitation or Recommendation

(a) See “Special Factors—Position of Special Committee, the Board, TP HoldCo, TP Sub and MergerCo Regarding the Offer” in the Offer to Purchase incorporated herein by reference.

(b) See “Special Factors—Background of the Offer” in the Offer to Purchase incorporated herein by reference.

(c) See “Introduction” in the Offer to Purchase incorporated herein by reference.

Item 5.    Person/Assets Retained, Employed, Compensated or Used

See Section 13, “The Offer—Fees and Expenses,” in the Offer to Purchase incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company

See information contained in Annex A-1, Annex A-2, Annex A-3 and Annex B in the Offer to Purchase incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals

See “Special Factors—Purpose of the Offer” and “Special Factors—Certain Effects of the Offer; Plans of the Company After the Offer” in the Offer to Purchase incorporated herein by reference.

Item 8.    Additional Information

See the information contained in the Exhibits to the Offer to Purchase, which are incorporated herein by reference in their entirety.

Item 9.    Materials to Be Filed as Exhibits

See the Exhibits filed with the Offer to Purchase, which are incorporated herein by reference in their entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

OAO TECHNOLOGY SOLUTIONS, INC.

By:	/S/ CHARLES A. LEADER
	Name:	Charles A. Leader
	Title:	President and Chief Executive Officer

Date: November 13, 2003

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